Voting Rights Announcements | 14 February 2024 16:05 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 14.02.2024 / 16:05 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72   Acquisition/disposal of shares with voting rights   Acquisition/disposal of instruments   Change of breakdown of voting rights X Other reason: voluntary group notification with triggered threshold on subsidiary level

3. Details of person subject to the notification obligation 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: Bank of America Corporation City of registered office, country: Wilmington, DE, United States of America (USA)   08 Feb 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 2.51% 5.08% 7.59% 37655137 Previous notification 0.86% 5.09% 5.95% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 589159 0.00% 1.56 % US6177602025 0 355222 0.00% 0.94 % Total 944381 2.51 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Right to Recall Common Stock n/a n/a 257880 0.68 % Right to Recall Depository Receipts n/a n/a 59671 0.16 % Rights of Use Common Stock n/a n/a 442116 1.17 % Rights of Use Depository Receipts n/a n/a 71160 0.19 % Physical Call Option 21/06/2024 n/a 62500 0.17 %     Total 893327 2.37 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Swaps 20/02/2024 - 15/02/2028 n/a Cash 645901 1.72 % Put Option 19/12/2025 n/a Physical 375000 1.00 %       Total 1020901 2.71 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through Total of both (if at least 5% or more)

instruments (if at least 5% or more) Bank of America Corporation % % % NB Holdings Corporation % % % BofAML Jersey Holdings Limited % % % BofAML EMEA Holdings 2 Limited % % % Merrill Lynch International % % 5.56% - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BAC North America Holding Company % % % Bank of America, National Association % % % - % % % Bank of America Corporation % % % NB Holdings Corporation % % % BofA Securities, Inc % % % - % % % Bank of America Corporation % % % NB Holdings Corporation % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 14.02.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com BAC North America Holding Company % % % Bank of America, National Association % % % U.S. Trust Company of Delaware % % % Proportion of voting rights Proportion of instruments Total of both % % %   13 Feb 2024

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